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               [LETTERHEAD OF ORRICK, HERRINGTON & SUTCLIFFE LLP]


                               February 27, 1997

PDR Services Corporation
c/o American Stock Exchange
86 Trinity Place
New York, New York  10006

Bank of New York
101 Barclay Street
New York, New York  10286


Dear Sirs:

     We have served as counsel to the American Stock Exchange and PDR Services Corporation as Sponsor (the "Sponsor") of MidCap SPDR Trust Series 1 (hereinafter referred to as the "Trust") in connection with the offering of units of fractional undivided interest in such Trust (hereinafter referred to as the "MidCap SPDRs").

     We have examined instruments, documents, and records which we have deemed relevant and necessary for the basis of our opinion hereinafter expressed. In such examination, we have assumed the following: (a) the authenticity of original documents and genuineness of all signatures; (b) the conformity to the originals of all documents submitted to us as copies; and (c) the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates we have reviewed.

     Based upon the foregoing, we are of the opinion that the MidCap SPDRs offered by the Sponsor were legally issued and are fully paid and non-assessable.

     We hereby consent to the use of this opinion in connection with the filing with the Securities and Exchange Commission of a notice pursuant to Rule 24f-2 promulgated under the Investment Act of 1940, as amended.

                                         Very truly yours,

                                         /s/ Orrick, Herrington & Sutcliffe LLP